[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 22, 2017

VIA EDGAR

Anu Dubey

Division of Investment Management

Disclosure Review Office

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Ellsworth Growth and Income Fund Ltd.
(File Nos. 333-219322 & 811-04656)

Dear Ms. Dubey:

Thank you for your oral comments provided on August 16, 2017 regarding your review of the registration statement on Form N-2 filed on July 17, 2017 (the “Registration Statement”) by Ellsworth Growth and Income Fund Ltd. (the “Fund”) with the U.S. Securities and Exchange Commission (the “Staff”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

* * * * * * *

Anu Dubey

August 22, 2017

Comments and Responses

Cover Page

1.	The cover page states that the Fund may offer notes. Please provide a representation that the Fund will not use the term “senior” with respect to future offerings of its debt securities.

The Fund represents that it will not use the term “senior” with respect to future offerings of its debt securities.

2.	The cover page states that the Fund may offer subscription rights to purchase common and preferred shares together. Please include additional disclosure in the prospectus regarding what such subscription rights would entitle an investor to purchase. Please addresses whether the common and preferred shares would be required to trade as a “unit” for any period of time following the expiration of such a rights offering and the issuance of securities pursuant thereto. If so, please consider whether it is necessary to register such a “unit” as a separate security. Please also add an undertaking in Item 34 that the Fund undertakes to only offer rights to purchase a unit of common and preferred shares after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

The Fund has added disclosure to the prospectus further describing the nature of subscription rights to purchase common and preferred shares together that the Fund would issue pursuant to the Registration Statement.

While also addressed in the disclosure added to the prospectus, the Fund supplementally informs the staff that while it would expect the terms of any such rights offering to require investors to purchase both common and preferred shares together – and prohibit the exercise of rights to purchase only one or the other – the common and preferred shares purchased pursuant to such a rights offering would at no time be required to trade together as a “unit” or a “combination.” Rather, from their initial issuance upon the expiration of the rights offering, each common share and each preferred share purchased would be separately listed and tradable. Such an offering would be similar to that conducted by The Gabelli Global Utility & Income Trust in 2013. See The Gabelli Global Utility & Income Trust, Prospectus Supplement, dated May 6, 2013, to Prospectus dated April 3, 2013 (File No. 333-175701).

Anu Dubey

August 22, 2017

The Fund therefore believes that it is not necessary to register any separate “unit” or “combination” security with respect to such an offering. Moreover, based on our discussion with the staff with respect to this comment, we further believe that the requested undertaking is not necessary and the Fund has respectfully declined to include it.

Prospectus Cover Page

3.	The cover page to the Prospectus states that the Fund may invest in non-convertible equity securities. Please add disclosure regarding the market capitalization of entities in which the Fund might invest, along with any additional corresponding risk disclosure (in the body of the prospectus) that might be necessary.

The Fund has made the requested change.

Prospectus Summary

4.	Under the “Investment Objectives and Policies” heading, the Prospectus Summary states that the Fund may invest in convertible securities, and that the average duration of the Fund’s investments in debt securities is expected to vary and the Fund does not target any particular average duration. Please add a disclosure to this paragraph stating whether the Fund has an investment policy on the maturity of its investments.

The Fund has made the requested change.

5.	Under the “Preferred Shares” heading, the Prospectus Summary provides that the Fund may engage in investment management techniques which will not be considered senior securities if the Fund establishes a segregated account with cash or other liquid assets or sets aside assets on the accounting records equal to the Fund’s obligations in respect of such techniques. Please briefly describe such techniques in this section.

The Fund has made the requested change.

Anu Dubey

August 22, 2017

6.	Under the “Use of Proceeds” heading, the Prospectus Summary provides that “changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months.” Please describe the types of market conditions that could result in such an extension.

The Fund has reviewed the referenced disclosure and has determined that it is unlikely that the Fund’s anticipated investment period would extend to as long as six months. Accordingly, the Fund has deleted the referenced disclosure.

7.	Under the “Risk Factors and Special Considerations” heading, the Prospectus Summary contains a risk disclosure for “Interest Rate Risk for Convertible Securities.” Since the average duration of the Fund’s investments is expected to vary, please add a numerical example to this section showing the effect of a 1% increase in interest rates on a portfolio with a 10-year duration.

The Fund notes that the requested disclosure, using a 5-year duration assumption, is included in the prospectus under “Risk Factors and Special Considerations—General Risks—Fixed Income Securities Risk—Duration and Maturity Risk.” The Fund has therefore added a cross-reference to such disclosure.

8.	The Prospectus Summary contains risk disclosure for “Sector Risk” as it relates to convertible securities. Please identify any particular sectors in which the Fund focuses its investments in the “Investment Objectives and Policies” sections of the Prospectus Summary and body of the prospectus.

Although the Fund does not have an investment policy of focusing its investments in any particular sector, the Fund has included disclosure regarding various sectors to which it has had recent significant exposure.

9.	The risk disclosure for “Non-Investment Grade Securities” in the Prospectus Summary provides that, as part of its investments in non-investment grade securities, the Fund may invest in securities of issuers in default. Please disclose the Fund’s ability to invest in defaulted issuers in the “Investment Objectives and Policies” sections of the Prospectus Summary and body of the prospectus.

The Fund has made the requested change.

Anu Dubey

August 22, 2017

10.	The risk disclosure for “Foreign Securities Risk” in the Prospectus Summary provides that the Fund may invest in securities of companies in emerging markets. Please disclose the Fund’s ability to invest in emerging markets in the “Investment Objectives and Policies” sections of the Prospectus Summary and the body of the prospectus.

The Fund has made the requested change.

Summary of Fund Expenses (pp. 20-21)

11.	Please explain supplementally your basis for combining the sales loads for both common and preferred shares in one line item under “Shareholder Transaction Expenses.”

Common shareholders ultimately bear the sales load expense for both common share and preferred share offerings. This is because preferred shares retain their full liquidation preference (i.e., sale price) on the Fund’s balance sheet, despite the Fund receiving proceeds from a preferred share offering that reflect the deduction of a sales load. The Fund therefore believes that combining the sales loads for both common and preferred share offerings in one line item under “Shareholder Transaction Expenses” more accurately reflects the estimated total sales load expenses to common shareholders, assuming all securities registered on the Registration Statement are sold.

12.	If the Fund anticipates issuing notes or subscription rights in the first year following effectiveness of the Registration Statement, please include an estimate of the offering expenses of such offerings or add disclosure that the Fund has no current intention of issuing notes or subscription rights in the first year following effectiveness of the Registration Statement.

The Fund has informed us that it has no current intention of issuing notes or subscription rights in the first year following effectiveness of the Registration Statement, and has added the corresponding requested disclosure.

Anu Dubey

August 22, 2017

13.	If the Fund anticipates borrowing from a lender or issuing notes or subscription rights in the first year following effectiveness of the Registration Statement, please include an estimate of the interest expenses on such borrowings or issuance in the “Interest Payments on Borrowed Funds” line item, or add disclosure that the Fund has no current intention of borrowing from a lender or issuing notes or subscription rights in the first year following effectiveness of the Registration Statement.

The Fund has informed us that it has no current intention of borrowing from a lender or issuing subscription rights in the first year following effectiveness of the Registration Statement, and has added corresponding disclosure.

14.	Please explain supplementally why Total Annual Expenses in the Summary of Fund Expenses differs from the ratio of operating expenses to average net assets for the period ended March 31, 2017 in the Financial Highlights section.

The Fund notes that the Summary of Fund Expenses assumes the issuance of $75 million in common shares and $25 million in preferred shares, while the ratios in the Financial Highlights reflect the Fund’s capital structure and financial position as of March 31, 2017; this assumption accounts for the identified difference.

Investment Objective and Policies

15.	The prospectus contains disclosure pertaining to short sales. Please confirm that the Summary of Fund Expenses reflects interest and dividend expenses paid on short sales, if any.

The Fund confirms that the Summary of Fund Expenses reflects interest and dividend expenses paid on short sales, if any.

Risk Factors and Special Considerations

16.	Please distinguish the principal investment risks from the non-principal risks by, for example, specifying the type of risk in parentheses next to each risk or by separating the principal and non-principal risks into categories with applicable headings.

The Fund has made the requested change.

Anu Dubey

August 22, 2017

Management of the Fund

17.	Please either (i) identify the portfolio manager primarily responsible for day-to-day management of the Fund, or (ii) indicate that the referenced portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund. See the Instruction to Item 9.1.c. of Form N-2.

The Fund has made the requested change.

18.	With respect to the Non-Resident Trustee, please add disclosure indicating whether the appropriate foreign courts would enforce, in an original action, liabilities against the non-resident trustee predicated solely on the federal securities laws. See Item 9.2.d. of Form N-2.

The Fund has added the requested disclosure.

Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans

19.	Please add a reference to the $7.50 one-time fee for the deposit of any Fund share certificates with the Plan Agent to the Summary of Fund Expenses table.

The Fund has added the requested disclosure.

Statement of Additional Information (“SAI”)

20.	We note that the “Investment Restrictions” section of the Statement of Additional Information contains a fundamental investment restriction with respect to making certain types of loans, but only contains a non-fundamental restriction with respect to making loans generally. Please explain in light of Item 17.2.h. of Form N-2.

The Fund believes that its fundamental policy with respect to the making of loans is consistent with both Item 17.2.h. of Form N-2 and section 13(a)(2) of the 1940 Act. Item 17.2.h. of Form N-2 requires the Fund to describe “any” fundamental policy regarding the making of loans. The Fund believes the relevant fundamental investment restriction meets this requirement in that it describes what its fundamental policy is regarding the making of loans. Moreover, by implication, this fundamental policy does not restrict the making of loans not prohibited by the fundamental policy. The non-fundamental restriction regarding the making of loans is simply an operational policy by which the Fund has

Anu Dubey

August 22, 2017

chosen to abide – which is consistent with its fundamental restriction – and is included in the Registration Statement as a matter of good disclosure practice. The Fund therefore believes that no change is necessary in response to this comment.

21.	Please add a notation to the Fund’s fundamental policies acknowledging that, with respect to the fundamental concentration policy, assets allocated to any bank loan where the Fund does not assume a contractual lending relationship with the borrower will be treated as being invested in the industry of the applicable financial intermediary and the industry of the borrower.

The Fund has made the requested change.

22.	On page 17 of the SAI, please change the second asterisk footnote to reflect data for the fiscal year ended September 30, 2016, per Item 18.13 of Form N-2.

The Fund has made the requested change.

23.	On page 36 of the SAI, please change the sentence “The proxy voting procedures are attached.” to “The proxy voting procedures are attached as Appendix A.”

The Fund has made the requested change.

24.	In your response letter, please provide an undertaking on behalf of the Fund to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

The Fund confirms that it will file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

25.	Please confirm in your response letter that FINRA will review the proposed underwriting terms and arrangements of the offering to be made pursuant to each Prospectus Supplement.

Anu Dubey

August 22, 2017

The Fund confirms that it will submit, or ensure that the applicable underwriter submits, any underwritten offering to FINRA for its prior approval of the underwriting terms and arrangements to the extent that review by FINRA of such offering is required.

Prospectus Supplements

26.	With respect to the Forms of Prospectus Supplements for rights to buy common shares and rights to buy common and preferred shares, on pages S-5 and U-6, please add to each a hypothetical example showing dilution, assuming a certain subscription price. Please also confirm that the cover page of both Prospectus Supplements will, when filed, contain a statement that the offering may dilute net asset value for shareholders that do not fully exercise their rights.

The Fund has added the requested example.

The Fund confirms that the cover pages of both Prospectus Supplements will, when filed, contain the statement that the offering may dilute net asset value for shareholders that do not fully exercise their rights, and notes that such language already appears on the covers of the these forms of Prospectus Supplements.

* * * * * * *

The Fund intends to request acceleration of the effectiveness of the Registration Statement such that it will become effective by Tuesday, August 29, 2017. Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon